UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Final Amendment)

    CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
                       (Name of Subject Company (Issuer))

    CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
                       (Name of Filing Person(s) (Issuer))

                  SHARES OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                        731 Lexington Avenue, 28th Floor
                               New York, NY 10022
                                 (212) 559-8580

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                              Paul Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                December 27, 2006
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  (a) $61,910,892.02  Amount of Filing Fee:  (b) $6,624.47
--------------------------------------------------------------------------------

(a)  Calculated as the estimated aggregate maximum purchase price for Shares.

(b)  Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $6,624.47
                             -----------------------------

     Form or Registration No.: Schedule TO, Registration No. 005-79005
                               ---------------------------------------

     Filing Party: Citigroup Alternative Investments Multi-Adviser Hedge Fund
                   ----------------------------------------------------------
                   Portfolios LLC
                   --------------

     Date Filed: December 27, 2006
                 -----------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


     This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 27, 2006 by Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") in connection with an offer by the Company to purchase up to 20% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

     This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, New York time, on January 25, 2007.

2. 9,999.977 Shares of Multi-Strategy Series G were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3. The Valuation Date for the Units tendered was March 30, 2007.

4. Payment of the repurchase price was made in the form of a promissory note issued to each member whose tendered Shares were accepted for repurchase by the Company. On or about April 29, 2007, the Company paid such



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



members of Multi-Strategy Series G $12,075,402 collectively, representing the cumulative amount payable under the promissory notes.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                         CITIGROUP ALTERNATIVE INVESTMENTS
                                         MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC


                                         By: /s/ Raymond Nolte
                                            -------------------------
                                            Name:   Raymond Nolte
                                            Title:  President and Director


June 11, 2007





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